UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2024

Azul Releases Financial Statements
for Period Ended on December 31, 2023

São Paulo, March 28, 2024 – A Azul S.A., "Azul" or “Company”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and cities served, released today its unaudited financial statements for the fiscal year ended on December 31, 2023, as well as the earnings release related to such financial statements.

The audited financial statements and independent auditor’s report for the fiscal year ended December 31, 2023 will not be released by the prescribed deadline since the work of the independent auditors in connection with the review of such statements has not yet been completed. Azul is releasing its financial statements to keep the market and the Company's stakeholders duly informed regarding Azul's financial situation.

The date of filing of the audited financial statements and independent auditor’s report for the fiscal year ended on December 31, 2023 will be updated as soon as possible. Azul does not expect adjustments or changes to the information disclosed. However, if adjustments are necessary, the Company will keep the market duly informed.

Azul will have its earnings call to discuss these results today at 11 am EDT / 12 pm BRT.

The financial statements for the fiscal year ended on December 31, 2023, the management accounts, the allocation of the Company's results and the annual overall compensation of the management will be aproved at an Annual Shareholders Meeting to be called on the disclosure date of the auditors' report.

Azul's annual calendar of corporate events will be re-presented in due course and will be available for consultation on the websites of CVM (gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company (https://ri.voeazul.com.br).

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and cities served, offers approximately 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022 and the second most on-time airline in 2023. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contacts

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 27, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer